SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Thomas Smith
Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Westin Hotels Limited Partnership Reports Certain Preliminary Financial Information for September 2003

Westin Hotels Limited Partnership Reports Certain Preliminary Financial Information for September 2003

     White Plains, NY, October 10, 2003 – Westin Hotels Limited Partnership (“WHLP”) today reported the following preliminary unaudited limited financial information for September 2003:

Westin Michigan Avenue Hotel:	Three Months Ended		Nine Months Ended
	September 30, 2003		September 30, 2003

	2003	2002	2003	2002

Total operating revenues (in thousands)	$12,821	$11,289	$33,559	$29,792
Revenue per available room	$130.55	$117.96	$114.83	$102.39
Average daily rate	$149.45	$147.96	$146.96	$148.56
Occupancy	87.4%	79.7%	78.1%	68.9%

     This financial information is being released on a preliminary unaudited basis in order to provide WHLP’s limited partners with additional information with which to evaluate any current and potential unsolicited tender offers to purchase limited partnership units of WHLP.

     For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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